NO ACT

PE
12-17-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004136

Received SEC
FEB 10 2009
Washington, DC 20549

February 10, 2009

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-09

Re: The Home Depot, Inc.
Incoming letter dated December 17, 2008

Dear Mr. Gottsegen:

This is in response to your letters dated December 17, 2008, December 23, 2008, and January 29, 2009 concerning the shareholder proposal submitted to Home Depot by Mark Filiberto. We also have received letters on the proponent's behalf dated December 18, 2008, December 24, 2008, January 3, 2009, and January 30, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 2 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 10, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 17, 2008

The proposal relates to a change in jurisdiction of incorporation.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Home Depot's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 30, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Reincorporate in a Shareowner-Friendly State
Mark Filiberto

Ladies and Gentlemen:

If the company were to claim it need not reply to proponent procedural issues questions under rule 14a-8 it would seem to set a new precedent in a lack of civility for companies in the rule 14a-8 process – that companies need not reply to any shareholder question on procedural issues but proponents must. If the proponent merely asked for an acknowledgement of receipt there would be no obligation for the company to reply according to the company's unprecedented no action request.

This could lead to the conclusion that there is no need for a company reply to any proponent question under rule 14a-8 – even when some companies send 5-page letters giving complex reasons to demand so-called mandatory changes be made. Who knows the effect this would have on the number of no actions requests or to the attempted intimidation of proponents incidents.

Additionally, if one were to consider hypothetically that the company had no civility obligation to respond to a proponent question included with the broker letter, the company would still seem to be obligated to notify the proponent of any deficiency within 14-days of the submittal of the rule 14a-8 proposal.

According to §240.14a (f) the company is required to notify the shareholder party of any deficiencies (emphasis added):
"***Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies***, as well as of the time frame for your response."

And the company received the broker letter 6-days after the company received the original rule 14a-8 proposal (December 3, 2008 and November 27, 2008 respectively). The company also received the broker letter 8-days prior to receiving the revised proposal on December 11, 2008.

Thus it appears that even if hypothetically the company might have no obligation to respond to a proponent question, the company would still need to notify the proponent of *any* deficiency that occurred at least up to December 11, 2008 – thus "within 14 calendar days of receiving your [original] proposal" on November 27, 2008.

For these reasons and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>

2455 Paces Ferry Rd. • Atlanta, GA 30339

January 29, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Mark Filiberto

Ladies and Gentlemen:

On December 17, 2008, The Home Depot, Inc. (the "Company") submitted a letter to the staff at the Division of Corporation Finance of the Securities and Exchange Commission requesting that the Staff confirm that no enforcement action will be recommended against the Company if the Company excludes a shareholder proposal from the Company's proxy materials (the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "No-Action Request"). The Company submitted a supplemental letter on December 23, 2008.

On November 27, 2008, Mr. Mark Filiberto, General Partner, Palm Garden Partners LP (the "Proponent") submitted a proposal (the "Original Proposal", attached as Exhibit A to the No-Action Request). On December 11, 2008, the Proponent submitted a modification to the Original Proposal (the "Modified Proposal"), which is attached as Exhibit A hereto. The Modified Proposal, like the Original Proposal, relates to the reincorporation of the Company in North Dakota.

The purpose of this letter is to inform the Staff that the Company has, following the submission of the No-Action Request, determined that it will accept the Modified Proposal as a revision to the Original Proposal, and the Company continues to request the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Modified Proposal from the 2009 Proxy Materials, on the same grounds as set forth in the No-Action Request. Specifically, that the Proponent failed to provide sufficient verification of his eligibility pursuant to Rule 14a-8. The letter from National Financial Services, LLC, dated October 30, 2008 (attached as Exhibit C to the No-Action Request) does not verify the Proponent's beneficial ownership of Company securities as of the date of submission of either the Original Proposal or the Modified Proposal. For a more detailed discussion of the Company's position, please refer to the No-Action Request.

Accordingly, the Company continues to respectfully request that the Staff not recommend enforcement action if the Company omits the Modified Proposal from its 2009 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of a Rule 14a-8 response. The Proponent and his representative are requested to copy the undersigned on any response made to the Staff.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed on this date to Mr. John Chevedden, the Proponent's representative, in accordance with Rule 14a-8(j).

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

EXHIBIT A

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Francis S. Blake
Chairman
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd
Atlanta GA 30339

MODIFIED DEC. 11, 2008

Rule 14a-8 Proposal

Dear Mr. Blake,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto — 7 Nov 2008

Mark Filiberto — Date

cc: Jack A. VanWoerkom
Corporate Secretary
PH: 770 433-8211
F: 770-384-5552
F: 770-384-2739
Wade Sheek <Wade_Sheek@homedepot.com>
Corporate Counsel
FX: 770-384-5842
FX: 770-384-2256

[HD: Rule 14a-8 Proposal, November 27, 2008, Modified December 11, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Home Depot were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance:

- Our directors Armando Codina and Karen Katen were also on the GM board (rated "D" by The Corporate Library) while GM stock lost 90% of its value.
- Armando Codina was even on the Merrill Lynch executive pay committee as Merrill's Stanley O'Neal received $161 million after acquiring subprime assets that contributed to $40 billion in write-downs.
- Bonnie Guiton Hill, our Lead Director who received our most against votes, was designated as an "Accelerated Vesting" director by The Corporate Library due to speeding up stock option vesting to avoid recognizing the related cost.
- Directors David Batchelder and Ari Bousbib had yet to acquire stock – Commitment concern.
- Our Directors still had a $1 million retirement gift program.
- We had no shareholder right to:
  - Act by written consent.
  - An Independent Board Chairman
  - Cumulative voting.
  - Vote on executive pay.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require store closures or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 3, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Reincorporate in a Shareowner-Friendly State
Mark Filiberto

Ladies and Gentlemen:

This is in response to the company December 17, 2008 no action request, supplemented on December 23, 2008, regarding this December 11, 2008 (modified) rule 14a-8 proposal with the following resolved statement:

[HD: Rule 14a-8 Proposal, November 27, 2008, Modified December 11, 2008]
3 – Reincorporate in a Shareowner-Friendly State
Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

The December 11, 2008 rule 14a-8 proposal submittal is in accordance with the company 2008 definitive proxy due date of December 12, 2008 and was prior to the company no action request:
To be considered for inclusion in next year's Proxy Statement (or to be considered at next year's meeting but not included in the proxy) proposals must be submitted in writing by December 12, 2008. Proposals should be submitted to: Corporate Secretary, The Home Depot, Inc., 2455 Paces Ferry Road, Atlanta, Georgia 30339.

The company still does not cite any specific text from Staff Legal Bulleting No. 14 to support its objection to accepting a rule 14a-8 proposal submitted prior to both its rule 14a-8 proposal due date and the submission of the company no action request.

These is no reason to prevent shareholders from timely revising rule 14a-8 proposals particularly since companies routinely submit revised rule 14a-8 management opposition statements after the deadline for the company.

The company has not cited one precedent that a modified proposal submitted before the proposal due date was excluded solely as untimely.

And the company has not claimed that companies correspondingly are only allowed one-shot at forwarding a management opposition statement to a rule 14a-8 proposal. Not only are

companies apparently allowed to keep revising their management opposition statements, the submittal of revisions 10 to 20 days late is accepted.

In the context of shareholder and management deadlines, it is not consistent to cut off changes to 500-word rule 14a-8 proposals prior to the due date. Shareholders can change their proxy votes prior to the ballot due date and furthermore companies can lobby shareholders to change their votes prior to ballot due date.

If shareholders cannot revise their rule 14a-8 proposal before the due date, then companies should in fairness not be able to revise their no action requests. If there is a clear no-revision rule for shareholder proposals then there should be a clear no-revision rule for no action requests unless the proponent accepts the company revision or supplement.

Furthermore that company did not submit a valid no action request because the December 11, 2008 modification was not included in the company December 17, 2008 no action request. The company has cited no basis for omitting correspondence regarding a rule 14a-8 proposal.

The company December 23, 2008 letter apparently waives an opportunity to address the fact that the company no action request is an improper request because it does not include complete communication between the two parties. The company failed to include this email message that was forwarded with the broker letter:

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Wed, 03 Dec 2008 08:20:27 -0800
To: Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>
Subject: Rule 14a-8 Broker Letter (HD) ND

Mr. Gottsegen,
Attached is the broker letter. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

The company December 23, 2008 letter does not give any justification the company could claim for not responding to the above message that lead to the conclusion that the company was satisfied with the verification of stock ownership. The company still has not provided any precedents to support its position in favor of excusing a company failure to communicate with the shareholder party within the 14-day period.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Francis S. Blake
Chairman
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd
Atlanta GA 30339

MODIFIED DEC. 11, 2008

Rule 14a-8 Proposal

Dear Mr. Blake,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto — 7 NOV 2008

Mark Filiberto — Date

cc: Jack A. VanWoerkom
Corporate Secretary
PH: 770 433-8211
F: 770-384-5552
F: 770-384-2739
Wade Sheek <Wade_Sheek@homedepot.com>
Corporate Counsel
FX: 770-384-5842
FX: 770-384-2256

[HD: Rule 14a-8 Proposal, November 27, 2008, Modified December 11, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Home Depot were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance:

- Our directors Armando Codina and Karen Katen were also on the GM board (rated "D" by The Corporate Library) while GM stock lost 90% of its value.
- Armando Codina was even on the Merrill Lynch executive pay committee as Merrill's Stanley O'Neal received $161 million after acquiring subprime assets that contributed to $40 billion in write-downs.
- Bonnie Guiton Hill, our Lead Director who received our most against votes, was designated as an "Accelerated Vesting" director by The Corporate Library due to speeding up stock option vesting to avoid recognizing the related cost.
- Directors David Batchelder and Ari Bousbib had yet to acquire stock – Commitment concern.
- Our Directors still had a $1 million retirement gift program.
- We had no shareholder right to:
    - Act by written consent.
    - An Independent Board Chairman
    - Cumulative voting.
    - Vote on executive pay.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require store closures or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 24, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Reincorporate in a Shareowner-Friendly State
Mark Filiberto

Ladies and Gentlemen:

This is the second response to the company December 17, 2008 no action request, supplemented on December 23, 2008, regarding this December 11, 2008 (modified) rule 14a-8 proposal with the following resolved statement:

[HD: Rule 14a-8 Proposal, November 27, 2008, Modified December 11, 2008]
3 – Reincorporate in a Shareowner-Friendly State
Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

The December 11, 2008 rule 14a-8 proposal submittal is in accordance with the company 2008 definitive proxy due date of December 12, 2008:
To be considered for inclusion in next year's Proxy Statement (or to be considered at next year's meeting but not included in the proxy) proposals must be submitted in writing by December 12, 2008. Proposals should be submitted to: Corporate Secretary, The Home Depot, Inc., 2455 Paces Ferry Road, Atlanta, Georgia 30339.

The company still does not cite any specific text from Staff Legal Bulleting No. 14 to support its objection to accepting a rule 14a-8 proposal submitted prior to both its rule 14a-8 proposal due date and the submission of the company no action request.

These is no reason to prevent shareholders from timely revising rule 14a-8 proposals particularly since companies routinely submit revised rule 14a-8 management opposition statements after the deadline for the company.

The company December 23, 2008 letter apparently waives an opportunity to address the fact that the company no action request is an improper request because it does not include complete communication between the two parties. The company failed to include this email message that was forwarded with the broker letter:
—— Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***

Date: Wed, 03 Dec 2008 08:20:27 -0800
To: Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>
Subject: Rule 14a-8 Broker Letter (HD) ND

Mr. Gottsegen,
Attached is the broker letter. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

The company December 23, 2008 letter does not give any justification the company could claim for not responding to the above message that lead to the conclusion that the company was satisfied with the verification of stock ownership. The company still has not provided any precedents to support its position in favor of excusing a company failure to communicate with the shareholder party within the 14-day period.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>

2455 Paces Ferry Rd. • Atlanta, GA 30339

December 23, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Mark Filiberto

Ladies and Gentlemen:

On December 17, 2008, The Home Depot, Inc. (the "Company") submitted a letter to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission requesting that the Staff confirm that no enforcement action will be recommended against the Company if the Company excludes a shareholder proposal from the Company's proxy materials (the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "No-Action Request"). Mr. Mark Filiberto, General Partner, Palm Garden Partners LP (the "Proponent") submitted the proposal (the "Proposal"). The Proposal requests that the Company's Board of Directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

On December 18, 2008, Mr. John Chevedden, the Proponent's representative, submitted a letter to the Staff (the "December 18 Letter") to respond to the No-Action Request.

The purpose of this letter is to respond to the December 18 Letter. First, the Company is not required to accept revisions to the Proposal made by the Proponent. As noted in the No-Action Request, the Staff clearly stated in Staff Legal Bulletin No. 14 (July 13, 2001) that where a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, the company does not have to accept those revisions. The Company does not dispute that the original Proposal was timely submitted. The Company received the original Proposal on November 27, 2008, which was before the December 12, 2008 deadline for submission of shareholder proposals. However, in accordance with the Staff's position enunciated in Staff Legal Bulletin No. 14, the Company chose not to accept the revised Proposal, which was received by the Company on December 11, 2008.

Second, contrary to the Proponent's assertions in the December 18 Letter, the Company has complied with its obligations under Rule 14a-8 to communicate with the Proponent. On December 1, 2008, in accordance with Rule 14a-8(f), the Company informed the Proponent in writing of the eligibility requirements and the timeframe for the Proponent's response. The Company's notification to the Proponent fully complied with the requirements of Rule 14a-8 and the standards set forth in Staff Legal Bulletin Nos. 14 and 14B. In contrast, the Proponent's response to the Company's notification did not satisfy the requirements of Rule 14a-8. Specifically, the Proponent failed to provide verification of beneficial ownership as of the date the Proposal was submitted, which was November 27, 2008, within 14 calendar days from the date the Proponent received the Company's notification. Therefore, the Company may properly exclude the Proposal in accordance with Rule 14a-8(f).

For the foregoing reasons, the Company believes that it may omit the Proposal from the 2009 Proxy Materials under Rule 14a-8.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed on this date to Mr. John Chevedden, the Proponent's representative, in accordance with Rule 14a-8(j), informing him of the Company's response to the December 18 Letter.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Reincorporate in a Shareowner-Friendly State
Mark Filiberto

Ladies and Gentlemen:

This is the first response to the company December 17, 2008 no action request regarding this December 11, 2008 (modified) rule 14a-8 proposal with the following resolved statement:

[HD: Rule 14a-8 Proposal, November 27, 2008, Modified December 11, 2008]
3 – Reincorporate in a Shareowner-Friendly State
Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

The December 11, 2008 rule 14a-8 proposal submittal is in accordance with the company 2008 definitive proxy due date of December 12, 2008:
To be considered for inclusion in next year's Proxy Statement (or to be considered at next year's meeting but not included in the proxy) proposals must be submitted in writing by December 12, 2008. Proposals should be submitted to: Corporate Secretary, The Home Depot, Inc., 2455 Paces Ferry Road, Atlanta, Georgia 30339.

The company does not cite any specific part of Staff Legal Bulleting No. 14 to support its objection.

Furthermore the company no action request is an improper request because it does not include complete communication between the two parties. The company failed to include this email message that was forwarded with the broker letter:
—— Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Wed, 03 Dec 2008 08:20:27 -0800
To: Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>
Subject: Rule 14a-8 Broker Letter (HD) ND

Mr. Gottsegen,
Attached is the broker letter. Please advise within one business day whether there is any further rule 14a-8 requirement.

Sincerely,
John Chevedden

The company did not respond to this message leading to the conclusion that the company was satisfied. And the company has not given any reason for not responding to a shareholder communication within the 14-day period. The company has not provided any precedents that included a company failure to communicate with the shareholder party within the 14-day period.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>

THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339

December 17, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Mark Filiberto

Ladies and Gentlemen:

On behalf of The Home Depot, Inc. (the "Company"), the purpose of this letter is to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials (the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "2009 Meeting"). Mr. Mark Filiberto, General Partner, Palm Garden Partners LP (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2009 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibits A, B and C. A copy of this letter, including Exhibits A, B and C, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2009 Proxy Materials. The same is also being mailed on this date to Mr. John Chevedden, the Proponent's representative, as requested by the Proponent.

The Company intends to commence distribution of its definitive 2009 Proxy Materials on or about April 10, 2009. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2009 Proxy Materials with the Securities and Exchange Commission.

The Proposal sets forth the following resolution:

"3 -- Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction

of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act."

The Company has received a revised proposal from the Proponent, and such revised proposal is substantially similar to the Proposal. The Company has not accepted the revised proposal in accordance with the Staff's position that, where a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, the company does not have to accept those revisions. See Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

The Company intends to omit the Proposal from the 2009 Proxy Materials on the basis of Rules 14a-8(b) and 14a-8(f) and requests concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from the 2009 Proxy Materials.

Rule 14a-8(b) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submitted the proposal and the proponent must continue to hold such securities through the date of the meeting. Under Rule 14a-8(b)(2), a proponent must submit to the company a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proponent submitted the proposal, the proponent continuously held the securities for at least one year. Rule 14a-8(f) states that the company may exclude the proponent's proposal if, after the company has notified the proponent of any deficiency and the time frame for responding to remedy the deficiency (14 calendar days following receipt) has elapsed, the proponent fails to correct such deficiency within such 14 day period.

The Company received the Proposal on November 27, 2008. The Proponent did not include with the Proposal any evidence or other documentation to prove his eligibility to submit a proposal pursuant to Rule 14a-8. According to the Company's records, the Proponent is not a record owner of the Company's common stock. Therefore, in accordance with Rule 14a-8(f), on December 1, 2008 the Company sent, by overnight mail, the Proponent a letter requesting that the Proponent provide proof of eligibility. pursuant to Rule 14a-8 (the "Notification Letter"). A copy of the Notification Letter is attached as Exhibit B. A copy of Rule 14a-8 was also provided to the Proponent. In particular, the Company specifically notified the Proponent that, among other things, the Proponent is required to submit "a written statement from the 'record' holder of the securities (usually a broker or bank) verifying that, at the time the [P]roposal was submitted, [the Proponent] continuously held at least $2,000 in market value of the Company's securities for at least one year" and that such proof of ownership is required within 14 calendar days of the Proponent's receipt of the Notification Letter. On December 3, 2008, the Company received a copy of a letter from National Financial Services, LLC, dated October 30, 2008, stating that the Proponent was as of that date the beneficial owner of 500 shares of the Company's common stock (the "Response"). A copy of the Response is attached as Exhibit C. As of the date of this letter, the Company

has not received any further correspondence from the Proponent, other than the revised proposal referenced above. Further, the 14 day period within which the Proponent needed to respond to the Notification Letter and provide the information required under Rule 14a-8(b) has now lapsed.

The Response does not satisfy the requirements of Rule 14a-8(b)(2). The Response is dated as of October 30, 2008 and thus only verifies the Proponent's beneficial ownership as of October 30, 2008, and not as of the date the Proposal was submitted, which was November 27, 2008. Rule 14a-8(b) states, and the Staff has reaffirmed its position, that a proponent must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the proponent submitted the proposal. See SLB 14. The Staff has consistently granted no-action relief pursuant to Rule 14a-8(f) where a proponent has failed to provide proof of beneficial ownership as of the date the proponent submitted the proposal. See, e.g., IDACORP, Inc. (March 5, 2008), Safeway, Inc. (February 6, 2008), Exxon Mobil Corporation (January 29, 2008) and Intel Corp. (January 29, 2004).

Moreover, the Company has complied with its obligations under Rule 14a-8(f). The Company timely delivered the Notification Letter to the Proponent within 14 days of its receipt of the Proposal and the Notification Letter clearly stated the beneficial ownership requirements under Rule 14a-8(b)(1), the type of documentation necessary to demonstrate compliance with such requirements and the deadline within which the Proponent needed to provide such proof.

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14 day period, the Staff has only done so if there were deficiencies in a company's notification letter. See, e.g., JPMorgan Chase & Co. (March 7, 2008), LNB Bancorp, Inc. (December 28, 2007) and AT&T Inc. (February 16, 2007). The Company believes an extension of the 14 day period is unwarranted in this case as the Notification Letter fully complied with the requirements of Rule 14a-8 and the standards set forth in SLB 14.

For the foregoing reasons, the Proposal may be properly excluded from the 2009 Proxy Materials under Rules 14a-8(b) and 14a-8(f).

Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2009 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of a Rule 14a-8 response. The Proponent and his representative are requested to copy the undersigned on any response made to the Staff.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

Exhibit A

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Francis S. Blake
Chairman
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd
Atlanta GA 30339

Rule 14a-8 Proposal

Dear Mr. Blake,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto — 7 Nov 2008
Mark Filiberto — Date

cc: Jack A. VanWoerkom
Corporate Secretary
PH: 770 433-8211
F: 770-384-5552
F: 770-384-2739
Wade Sheck <Wade_Sheck@homedepot.com>
Corporate Counsel
FX: 770-384-5842
FX: 770-384-2256

[HD: Rule 14a-8 Proposal, November 27, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Home Depot were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance:

- Our directors Armando Codina and Karen Katen were also on the GM board (rated "D" by The Corporate Library) while GM stock lost 90% of its value.
- Armando Codina was even on the Merrill Lynch executive pay committee as Merrill's Stanley O'Neal recieved $161 million after acquiring subprime assets that contributed to $40 billion in write-downs.
- Bonnie Guiton Hill, our Lead Director who received our most withheld (no) votes, was designated as "Accelerated Vesting" director by The Corporate Library due to speeding up stock option vesting to avoid recognizing the related cost.
- Directors David Batchelder and Ari Bousbib had yet to acquire stock – Commitment concern.
- Our Directors still had a $1 million retirement gift program.
- We had no shareholder right to:
    - Act by written consent.
    - An Independent Board Chairman
    - Cumulative voting.
    - Vote on executive pay.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require store closures or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

<u>Exhibit B</u>

THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339

December 1, 2008

Mr. Mark Filiberto
General Partner
Palm Garden Partner LP
1981 Marcus Avenue, Suite C114
Lake Success, New York 11042

BY OVERNIGHT MAIL

Dear Mr. Filiberto:

I am writing in response to the correspondence from you, received by electronic mail on November 27, 2008, addressed to Mr. Francis S. Blake of The Home Depot, Inc. (the "Company"), regarding a proposal related to reincorporating in North Dakota.

Before we can process this proposal, we need to confirm that you satisfy the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934. Rule 14a-8(b) requires submission of:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, you continuously held at least $2,000 in market value of the Company's securities for at least one year; and
- a written statement that you intend to continue to hold the securities through the date of the Company's annual meeting.

As required by statute, please send us such proof of ownership within *14 calendar days* of receiving this letter. Ownership documentation may be sent to me by fax. My fax number is (770) 384-5842. For your reference, I am enclosing a copy of Rule 14a-8.

Should you require any additional information or if you would like to discuss this matter, please call me at (770) 384-2858.

Very truly yours,

Jonathan M. Gottsegen

Enclosure

cc: **By Overnight Mail**

FISMA & OMB Memorandum M-07-16

USA Proud Sponsor

Exhibit C

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

October 30, 2008

THE HOME DEPOT, INC.
STORE SUPPORT CENTER
2455 PACES FERRY ROAD, N.W.
ATLANTA, GA 30339-4024

To Whom It May Concern:

This letter certifies that PALM GARDEN PARTNERS L P
is currently the beneficial owner of the Home Depot Securities, and
has held the position with National Financial Services, LLC since October 2007.

Client has subsequently bought and sold shares and continuously held not less than 500 shares.
The current holding is 500 shares

Sincerely,

Lewis Trezza, Manager
Proxy Department

Post-it® Fax Note 7671	Date 12-3-08	# of pages ▶
To Jonathan Gottreyen	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 770-384-2552	Fax #	

END